Exhibit 99.1

Westwood mine production continues uninterrupted following a localized fall of ground

TSX: IMG
NYSE: IAG

PREISSAC, QC, May 26, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or "the Company") reports that a localized event occurred at the Westwood mine in Quebec during the night of May 26, 2015. No employees were injured and all employees in the mine were evacuated. Nine people were in that area when the event occurred and, once the fallen ground material was removed, were also able to exit the mine safely.

Gold production in the mill was not interrupted as Westwood has sufficient stockpiles and has advanced underground development to the extent that it has many operating underground stopes from which to mine. Mining in the affected area has been suspended until the situation analysis is completed, as worker safety remains the priority.  Based on an initial assesment of this event, annual production and cost guidance for Westwood remain unchanged.

The Westwood emergency response team was immediately deployed.  Government authorities, including the provincial safety authorities CSST, and local stakeholders have been notified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  include, without limitation, statements with respect to the Company's guidance for production and costs. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the use of the words "may", "continue", "remain" and "expect" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader not to place any reliance whatsoever on forward-looking information or forward-looking statements. Forward- looking information and  forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Isabelle Labrie, Manager, Human Resources, IAMGOLD - Westwood Mine, Tel: 819 759-3611 # 242; Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Toll-free: 1-888-464-9999, info@iamgold.com

CO: IAMGOLD Corporation

CNW 22:23e 26-MAY-15